
April 1, 2015

Peter McGoldrick
Chief Executive Officer
MetaSolutions, Inc.
34 Randall Avenue, Suite 100
Lynbrook, NY 11563

> **Re:    MetaSolutions, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 12, 2015**
> **File No. 333-201719**

Dear Mr. McGoldrick:

   We have reviewed your amended registration statement and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  Unless otherwise noted, where a prior comment is referred to it refers to our letter dated February 23, 2015.

General

1.    We have reviewed your response to prior comment 2.  Please supplementally provide us with a copy of the International Energy Agency Report 2012 marked to show the statements supporting the claims in your filing.  With respect to your statements on pages 5 and 23 that you believe contract sizes may range from $100,000 to $500,000, please note that the subjective belief of your Chief Executive Officer does not constitute a sufficient basis for the inclusion of this statement in your prospectus.  Please revise or advise.

Cover Page

2.    We note your response to prior comment 3 and reissue the comment in part.  Please delete the tabular presentation, which is not appropriate in the context of a self-underwritten offering to be conducted on a no minimum basis.

Prospectus Summary

About MetaSolutions, Inc., page 4

3.    We have considered your response to prior comment 6.  Please revise the statements on this page and page 23 that your platform will provide real-time energy usage analytics

and that your business will be scalable to indicate your intention to develop this product functionality.

4.      We have reviewed your response to prior comment 5 and the management agreement filed as Exhibit 10.2.  Section 2 of the management agreement provides for an initial 180 day term followed by three additional 180 day terms.  As it appears this agreement has expired, please tell us whether this agreement has been renewed and the material terms of the renewal or revise your disclosure in this section and throughout the document accordingly.

5.      We note your response to prior comment 7 and the revised disclosure on page 5.  We are reissuing the comment as we are unable to concur with your view that The Krueger Group, LLP will not have a first priority claim over any of the funds received.  In this regard, we note that Section 9 of the escrow agreement filed as Exhibit 99.2 specifically authorizes The Krueger Group, LLP to "retain all documents and/or things of value" until its expenses are paid.  Please revise or advise.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564, or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406, if you have questions regarding comments on the financial statements and related matters.  If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3730, with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc:    Blair Krueger, Esq.
       The Krueger Group, LLP